UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1)*



                            Dendo Global Corp.
                             (Name of Issuer)

                               Common Stock
                      (Title of Class of Securities)

                              ______________
                              (CUSIP Number)

                               Lindsay Hedin
                  6743 Hare Run Lane, Arlington, TN 38002
                            Tel. (901) 356-4884
    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                              August 23, 2004
          (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ____

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  1 Names of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities
    Only)
          Lindsay Hedin

  2 Check the Appropriate Box if a Member of a Group (See
    Instructions)
          (a)__
          (b)__

  3 SEC Use Only

  4 Source of Funds (See Instructions)
          Not Applicable

  5 Check if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
          Not applicable

  6 Citizenship of Place of Organization
          Tennessee


Number         7 Sole Voting Power
of                    25,000
Shares
Benefici       8 Shared Voting Power
ally                    --
Owned by
Each           9 Sole Dispositive Power
Reporting              25,000
Person
With           10 Shared Dispositive Power
                        --



 11 Aggregate Amount Beneficially Owned by Each Reporting
    Person
          25,000

 12 Check if the Aggregate Amount in Row (11) Excludes
    Certain Shares (See Instructions)


 13 Percentage of Class Represented by Amount in Row (11)
          .2%

 14 Type of Reporting Person (See Instructions)
          IN

                          Introductory Statement

     This Amendment No. 1 amends the statement on Schedule 13D originally filed with the Securities and Exchange Commission on April 9, 2004 (the "Schedule 13D") with respect to shares of common stock of Dendo Global Corp., a Nevada corporation (the "Company"). Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D. This Amendment No. 1 is being filed to report a material decrease in the number of shares of common stock beneficially owned by Mr. Hedin as a result of his cancellation of 14,975,000 shares of common stock.


Item 1. Security and Issuer

     Item 1. is hereby amended and restated in its entirety as follows:

     This statement on Schedule 13D relates to the shares of common stock, par value $.001 per share (the "Common Stock"), of Dendo Global Corp., a Nevada corporation (the "Company"). The Company's principal executive offices are located at 6743 Hare Run Lane, Arlington, TN 38002.

Item 2. Identity and Background

     Item 2. is hereby amended to add the following:

     As of the date of this filing, Mr. Hedin's business address is 6743 Hare Run Lane, Arlington, TN 38002.

Item 3. Source and Amount of Funds or Other Consideration

     Item 3. is hereby amended to add the following:

     On August 24, 2004, Mr. Hedin cancelled 14,975,000 of the 15,000,000 shares that he previously held in consideration for $14,975 that was paid to him by the Company.

Item 4.   Purpose of Transaction

     Item 4. is hereby amended to add the following:

     On August 23, 2004, the Company entered into a license agreement. In connection therewith, the Company issued 10,044,000 shares of Common Stock. Mr. Hedin agreed to cancel 14,975,000 of the Shares in connection with this transaction. As a result, his ownership of the Company went from approximately 52% of the total issued and outstanding shares of Common Stock to approximately .2% of the total issued and outstanding shares of Common Stock immediately after the license transaction. At the closing of the license transaction, Mr. Hedin resigned as an officer and director of the Company. The Reporting Person does not have any plans or proposals to enter into any other agreements or transactions with the Company.

Item 5. Interest in Securities of the Issuer

     Item 5. is hereby amended and restated in its entirety as follows:

(a) As of August 23, 2004, the Reporting Person owned beneficially and of record 25,000 Shares, which constitutes approximately .2% of the outstanding Common Stock.

(b) The Reporting Person has sole voting power and dispositive power with respect to the 25,000 Shares that are held of record by him.

(c) The Reporting Person has not effected any transaction in the securities of the Company in the past 60 days.

(d) No person other than the Reporting Person has the power to direct the receipt of dividends on or the proceeds of sales of the shares owned by the Reporting Person.

(e)  Not applicable.

                                 Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 24, 2004

                            /s/ Lindsay Hedin
                            Lindsay Hedin